Pricing Sheet No. 2011-MTNDG0087 dated September 26, 2011 relating to
Preliminary Pricing Supplement No. 2011-MTNDG0087 dated August 30, 2011 and
Offering Summary No. 2011-MTNDG0087 dated August 30, 2011
Registration Statement Nos. 333-172554 and 333-172554-01
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

1,640,000 Buffered Jump Securities Based on the S&P 500® Index due March 27, 2015

PRICING TERMS – SEPTEMBER 26, 2011
Issuer:		Citigroup Funding Inc.
Guarantee:
Any payments due on the securities are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the securities are not principal protected, you may receive an amount at maturity that is substantially less, and possibly 90% less, than the stated principal amount of your initial investment.

Aggregate principal amount:		$16,400,000
Stated principal amount:		$10 per security
Issue price:		$10 per security (see “Underwriting fee and issue price” below)
Pricing date:		September 26, 2011
Original issue date:		September 29, 2011
Maturity date:		March 27, 2015
Underlying index:		S&P 500® Index
Payment at maturity:
If the final index value is greater than the initial index value,
$10 + the greater of (i) upside payment and (ii) $10 x index percent increase
If the final index value is less than or equal to the initial index value but has decreased from the initial index value by an amount less than or equal to the buffer amount of 10%,
$10
If the final index value is less than the initial index value and has decreased from the initial index value by an amount greater than the buffer amount of 10%,
($10 x index performance factor) + $1.00
This amount will be less than the stated principal amount of $10. However, under no circumstances will the payment at maturity be less than $1.00 per security, subject to the credit risk of Citigroup Inc.

Upside payment:		$4.50 per security (45% of the stated principal amount)
Index percent increase:		(final index value – initial index value) / initial index value
Index performance factor:		final index value / initial index value
Initial index value:		1,162.95, the closing value of the underlying index on the pricing date.
Final index value:		The closing value of the underlying index on the valuation date.
Valuation date:		March 24, 2015, subject to postponement for non-index business days and certain market disruption events.
Buffer amount:		10%
Minimum payment at maturity:		$1.00 per security (10% of the stated principal amount)
Maximum payment at maturity:		There is no maximum payment at maturity.
CUSIP:		17317U659
ISIN:		US17317U6597
Listing:		The securities will not be listed on any securities exchange.
Underwriter:		Citigroup Global Markets Inc., an affiliate of the issuer. See “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary.
Underwriting fee and issue price:	Price to Public(1)	Underwriting Fee(2)	Proceeds to Issuer
Per Security	$10.00	$0.225	$9.775
Total	$16,400,000	$369,000	$16,031,000
(1) The actual public offering price, underwriting fee and related selling concession for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor. The lowest price payable by an investor is $9.925 per security. You should refer to “Fact Sheet—Fees and selling concessions” and “Syndicate Information” in the related offering summary for more information.
(2) Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the securities, will receive an underwriting fee of $0.225 for each security sold in this offering. Citigroup Global Markets Inc. will pay selected dealers affiliated with Citigroup Global Markets Inc., including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a selling concession of $0.225 for each $10 security they sell.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines. You should refer to “Risk Factors” and “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary for more information.

You should read this document together with the offering summary and related preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Offering Summary filed on August 30, 2011:
http://www.sec.gov/Archives/edgar/data/1318281/000095010311003604/dp25974_fwp-mtndg0087.htm

Preliminary Pricing Supplement filed on August 30, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095010311003598/dp25973_424b2-mtndg0087.htm

Prospectus and Prospectus Supplement filed on May 12, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding and its affiliates. The securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies and neither makes any representation or warranty regarding the advisability of investing in the securities.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a preliminary pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. Before you invest, you should read the preliminary pricing supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172554) and the other documents Citigroup Funding and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the preliminary pricing supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.